UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly Held Company
CNPJ nº 02.429.144/0001 -93
NIRE 35.300.186.133

RELEVANT FACT

CPFL Energia S.A. (“CPFL Energia”), in the capacity of controlling shareholder of NOVA 4 PARTICIPAÇÕES LTDA. (“Nova 4”) – specific purpose company , and in compliance with the terms of paragraph 4, article 157, of Law No. 6,404, 1976, and Instruction CVM No. 358, of 2002, issues the following communiqué to its shareholders and to the market.

1. On this day, Nova 4, together with the Companhia Brasileira de Alumínio (“CBA”) commemorate a share sale-and-purchase contract (“Contract”), through which Nova 4 will acquire 344,040,211 ordinary shares and 27,703,472 preferential shares (the “Shares”), respectively the sum of CBA’s shareholding and the share issuance of the Companhia Luz e Força Santa Cruz (“Santa Cruz”), which represents 99.99% of its stock (the “Acquisition”).

2. The total acquisition value of the shares will be R$ 203,000,000.00 (“Acquisition Value”), which might be adjusted occasionally for closing agreement after the approval of the National Electric Power Agency (“ANEEL”), being the Acquisition Value was agreed between the parties, respecting the business practices.

3. The implementation of the acquisition is subject to predetermined conditions specified in the Contract, among which is the prior approval of the ANEEL for the share transference.

4. The Acquisition will be submitted to the Brazilian Anti-Trust System under the terms of the applicable laws and regulations.

5. CPFL Energia will keep the shareholders and the stock market informed regarding the implementation of this Acquisition.

São Paulo, October 2nd 2006

José Antonio de Almeida Filippo
Financial Vice President and Head of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.